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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549              SEC File Number
                                                                    1-11601
                                 FORM 12b-25
                                                                  Cusip Number
                          NOTIFICATION OF LATE FILING             632900 10 6

(Check One) [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
            [ ] Form N-SAR

            For Period Ended: January 31, 2000
            [  ]     Transition Report on Form 10-K
            [  ]     Transition Report on Form 20-F
            [  ]     Transition Report on Form 11-K
            [  ]     Transition Report on Form 10-Q
            [  ]     Transition Report on Form N-SAR
            For the Transition Period Ended:____________________________

 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION


NATIONAL AUTO CREDIT, INC.
Full Name of Registrant


Former Name if Applicable: N/A


30000 AURORA ROAD
Address of Principal Executive Office (Street and Number)


SOLON, OH 44139
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
 [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

The Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2000 could not be filed within the prescribed time period because the Registrant's financial statements and the external audit thereof have not yet been completed. As disclosed in Current Reports on Form 8-K filed on April 3, 2000 and April 20, 2000, in March 2000 the Company sold substantially all of its portfolio of automobile loans, and in April 2000 the Company purchased an interest in Angelika Film Center, LLC. As the result of these significant transactions, the Company could not, without unreasonable effort or expense, complete the preparation of its January 31, 2000 financial statements and provide its independent accountants, Grant Thornton, LLP, with the information required by that firm for the completion of its audit of those financial statements in time to file the subject Annual Report on Form 10-K within the prescribed period.

The Registrant and its independent accountants are working to complete the preparation and audit of the Company's January 31, 2000 financial statements as expeditiously as possible. The Registrant expects that the subject Annual Report on Form 10-K will be filed by May 15, 2000.

Attached hereto is the statement of Grant Thornton, LLP required by Part II(c) of Form 12b-25.


PART IV - OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

          David L. Huber                  (440)               349-1000
              (Name)                   (Area Code)        (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).
            [ ] Yes   [X] No

    Current Report on Form 8-K dated April 3, 2000 was filed without pro forma financial information required by Item 7 of that form. The Registrant expects that the subject Form 8-K will be amended to include the required pro forma financial information at the same time as the Registrant files the Annual Report on Form 10-K that is the subject of this Notification of Late Filing on Form 12b-25.

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof? [ ] Yes   [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                          National Auto Credit, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 2, 2000                   By  /s/ David L. Huber
      ------------------               ----------------------------------------
                                         David L. Huber
                                         Chairman and Chief Executive Officer


                            Accountant's Statement


National Auto Credit, Inc.
30000 Aurora Road
Solon, OH 44139

Dear Gentlemen:

      Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by National Auto Credit, Inc. on or about May 2, 2000, which contains notification of the registrant's inability to file its Form 10-K by May 1, 2000. We have read the Company's statements contained in
Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the three-year period ended January 31, 2000, to be included in Form 10-K.


                                        Very truly yours,

                                        /s/ Grant Thornton LLP

                                         Grant Thornton LLP

May 1, 2000
Cleveland, Ohio